Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Reporting Issuer
Canadian Satellite Radio Holdings Inc. (the “Company”) 3rd Floor, 590 King Street West Toronto, Ontario M5V 1M3
Item 2	Date of Material Change
November 24, 2010
Item 3	Press Release
The press release reporting the material change was issued by the Company on November 24, 2010, and was filed on SEDAR. A copy of such press release is attached hereto as Appendix “A”.
Item 4	Summary of Material Change

Canadian Satellite Radio Holdings Inc. (“CSR” or the “Company”) (TSX: XSR), parent company of XM Canada (“XM Canada”), and Sirius Canada Inc. (“Sirius Canada”) announced on November 24, 2010 that they have entered into a securities purchase agreement (the “Purchase Agreement”) to combine the companies in an all-stock merger of equals with a combined enterprise value of approximately C$520 million, which includes long-term debt of approximately C$130 million (the “Combination Transaction”).

Under the terms of the Purchase Agreement, among other things, Sirius Canada shareholders (the “Vendors”) will be issued treasury shares of CSR representing a 58.0 per cent equity interest in CSR immediately following closing (the “Closing”) of the Combination Transaction. The approximate ownership interest in CSR immediately following Closing will be as follows (all figures expressed on a non-diluted basis): CSRI Inc. (“CSRI”), an entity controlled by John Bitove, the Chairman of CSR, 30.0 per cent voting interest (22.7 per cent equity interest); Canadian Broadcasting Corporation/Radio-Canada (“CBC”) 20.2 per cent voting interest (15.0 per cent equity interest); Slaight Communications Inc. (“Slaight”) 20.2 per cent voting interest (15.0 per cent equity interest); Sirius XM Radio Inc. (“Sirius XM”) (NASDAQ: SIRI) 25.0 per cent voting interest (37.1 per cent equity interest); with the remainder being widely held.

Subject to shareholder approval, following Closing, CSR’s board of directors will consist of nine directors (the “New Board”), including two directors nominated by each of CSRI and Sirius XM, one director nominated by each of CBC and Slaight and three independent members. John Bitove will be Chairman of CSR. Subject to Canadian Radio-television and Telecommunications Commission (“CRTC”) approval of the Combination Transaction, Mark Redmond, the current President and CEO of Sirius Canada, will be President and CEO, and Michael Washinushi, the current CFO of XM Canada, will be CFO. Michael Moskowitz will remain as CEO of XM Canada and Jason Redman will remain as CFO of Sirius Canada through the approval process and transition.

The companies will continue to operate independently until Closing. The Combination Transaction is subject to, among other things, approval by CSR’s shareholders (other than Sirius XM and its affiliates) at a special meeting (the “Meeting”) anticipated to be held on or about February 17, 2011, a refinancing of CSR’s current indebtedness as described below (the “Refinancing”), regulatory review and approvals, including CRTC approval, as well as the satisfaction of certain other conditions that are customary for a transaction of this nature.

CSRI, which currently holds a 77.0 per cent voting interest in CSR, has entered into a voting support agreement (the “Voting Agreement”) with Sirius Canada and the Vendors pursuant to which it has committed to vote all of its shares of CSR in favour of the Combination Transaction, subject to certain terms and conditions.

In addition, as part of the Combination Transaction announcement, CSR also announced its intention to exchange its outstanding unsecured senior notes (“Existing Notes”) in the amount of US$69.8 million for new unsecured senior notes of CSR (“New Notes”) with different terms (the “Exchange Offer”). Holders representing a majority of the outstanding Existing Notes have agreed to negotiate in good faith the exchange offer circular and consent solicitation statement. Following the settlement of such documents, such holders have agreed to tender their Existing Notes in the Exchange Offer for the New Notes of CSR and consent to proposed amendments to the indenture governing the outstanding Existing Notes. Concurrent with the closing of the Exchange Offer, CSR anticipates issuing additional New Notes on a private placement basis to accredited investors (the “Private Placement”) - for a total of C$130 million of long term debt in the combined entity.  It is expected that the Exchange Offer and Private Placement will be completed contemporaneously with the Closing of the Combination Transaction.

Item 5	Full Description of Material Change
Purpose, Business Reasons and Anticipated Effect of Combination Transaction on CSR’s Business and Affairs

Together, Sirius Canada and XM Canada will create a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to be offered a broad range of commercial-free music, plus exclusive sports coverage, news, talk and entertainment programming and a best-of-both channel package over time.

The Combination Transaction will create a leading Canadian media company and nationwide audio entertainment provider that will benefit from a highly experienced management team with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management, automotive engineering and information technology.

The combined company will have a total subscriber base of over 1.7 million.  On a trailing 12-month basis, the combined company will have pro forma revenues in excess of C$200 million, pro forma EBITDA of approximately C$7 million, and long-term debt of approximately C$130 million. The Combination Transaction is expected to yield synergies of approximately C$20 million within 18 months after Closing by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

Sirius XM’s Interest in the Combination Transaction

Sirius XM currently beneficially owns 11,077,500 Class A subordinate voting shares of CSR (“Class A Shares”) representing a 10.5 per cent voting interest and a 21.5 per cent equity interest in CSR (both on a non-diluted basis). Sirius XM holds its beneficial interest through its wholly-owned subsidiary, XM Satellite Radio Inc. (“XM”).

Immediately following Closing of the Combination Transaction, Sirius XM will have a 25.0 per cent voting interest and 37.1 per cent equity interest in CSR (both on a non-diluted basis).

Application of Multilateral Instrument 61-101

As a result of Sirius XM’s current beneficial interest in CSR (described above), it is an “insider” of the Company and the Combination Transaction is a “related party transaction” as defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

The Combination Transaction is exempt from the formal valuation requirements of Part 5 of MI 61-101 by virtue of the Combination Transaction being supported by an arm’s length control person. CSRI, an entity controlled by John Bitove, the Chairman of CSR, (i) controls all of the 81,428,133 issued and outstanding Class B shares of CSR (“Class B Shares”) which represent an approximate 77.0 per cent voting interest and  a 52.6 per cent equity interest in CSR (both on a non-diluted basis), (ii) is not an “interested party”, as that term is defined in MI 61-101, to the Combination Transaction, (iii) is at arm’s length to Sirius and its affiliates, and (iv) supports the Combination Transaction (as evidenced by the Voting Agreement).

The Combination Transaction is also exempt from the minority shareholder approval requirements of MI 61-101 as a result of the support of the Combination Transaction by CSRI, however, under applicable TSX rules, the votes of Sirius XM and its affiliates are required to be excluded from the shareholder vote at the Meeting.

Approval of the Combination Transaction by CSR’s Committee of Independent Directors and the Board of Directors

CSR’s board of directors, based on the unanimous recommendation of a committee of independent directors, has recommended that security holders vote in favour of the Combination Transaction. National Bank Financial Inc. acted as financial advisor to CSR and the CSR board of directors. Canaccord Genuity Corp. acted as financial advisor to the CSR board of directors and the CSR committee of independent directors and has rendered an opinion, subject to the assumptions and limitations described therein, that the consideration to be paid pursuant to the Combination Transaction is fair, from a financial point of view, to CSR.

A discussion of the review and approval process adopted by CSR’s board of directors and the committee of independent directors will be included in the management information circular (the “Circular”) to be prepared by CSR and mailed to its shareholders in advance of the Meeting in accordance with applicable corporate and securities laws.

Summary of Purchase Agreement

On November 24, 2010, the Company entered into the Purchase Agreement with Sirius and each of the Vendors, being, Sirius XM, CBC and Slaight. The Purchase Agreement sets out the terms and conditions relating to the Combination Transaction. The provisions of the Purchase Agreement are the result of arm’s length negotiations conducted among the respective representatives of CSR, Sirius and each of the Vendors. The following discussion describes certain material provisions of the Purchase Agreement and is subject to, and qualified in its entirety by reference to, the Purchase Agreement, a copy of which is available on SEDAR at www.sedar.com. All capitalized terms used in this summary and not otherwise defined in this Material Change Report have the meanings ascribed to them in the Purchase Agreement.

Purchase and Sale

The Company, subject to the terms and conditions of the Purchase Agreement, has agreed to buy all of the issued and outstanding securities in the capital of Sirius, all of which are held by the Vendors (collectively, the “Purchased Securities”).  As part of the consideration for the Purchased Securities, the Company will issue from treasury, in the aggregate, a combination of Class A Shares and Class B Shares that is equivalent to 71,284,578 Class A Shares (the “Consideration Shares”) to the Vendors, with the allocation and number of such Class A Shares and Class B Shares being determined prior to closing in accordance with the Purchase Agreement. The Consideration Shares will represent a 58% equity interest in the Company immediately following Closing of the Combination Transaction.

In the event that the Company has a cash balance (including cash, cash equivalents and restricted investments) at Closing (“Closing Cash Balance”), that is less than C$9 million (the “Required Cash Balance”) the Company will be required to issue, directly or indirectly, non-interest bearing promissory notes to each of the Vendors (the “Promissory Notes”) in the maximum aggregate principal amount equal to the difference between the Required Cash Balance, minus, the Company’s Closing Cash Balance.

In the event that Sirius has a Closing Cash Balance that is greater than the Required Cash Balance, the Vendors shall receive such excess amount in cash on a pro rata basis immediately prior to the Closing of the Combination Transaction.

In addition, the following shall occur at Closing, among other things: (i) the New Board shall be appointed, and (ii) the Company shall file articles of amendment (“Articles of Amendment”) to effect the following: (x) the consent of two-thirds of the members of the Company’s board of directors will be required for the Company to make certain important decisions, including, among other items described in Schedule 1.1(f) to the Purchase Agreement, amending or modifying the charter or by-laws of CSR, entering into any related-party transactions, and issuing any equity or entering into financings in excess of C$50 million, and (y) the Class A Shares will be convertible, at the holder’s option, into Class C non-voting shares of CSR, and vice-versa. Such conversion feature is required for regulatory compliance purposes.

Conditions

The obligation of CSR, Sirius and the Vendors to complete the Combination Transaction is subject to the satisfaction of or compliance with, at or before Closing, each of the following conditions, each of which may only be waived with the mutual consent of CSR and Sirius (on behalf of the Vendors):

(i)            each of the necessary Regulatory Approvals (including CRTC Approval, Competition Act Approval and TSX Approval) shall have been obtained;

(ii)           at the Meeting, CSR shareholders (excluding Sirius XM and its affiliates) shall have approved (x) the filing of the Articles of Amendment by an affirmative vote of not less than 66⅔% of the Company’s Class A Shares and Class B shares represented (in person or by proxy) and voted, and (y) the issuance of the Consideration Shares and the appointment of the New Board by an affirmative vote of not less than 50% of the Company’s Class A Shares and Class B Shares represented (in person or by proxy) and voted (collectively, the “Shareholder Approval”);

(iii)          CSR shall have terminated its shareholders agreement and the Director Designation Agreement, and Sirius and the Vendors shall have terminated the Sirius shareholders agreement;

(iv)         for a period of 180 days after the date of Closing, each of the Vendors, CSRI and Sirius XM shall have been granted a one-time registration right with respect to its securities of CSR;

(v)          the Refinancing (as described under “Refinancing of CSR’s Indebtedness”), in all material respects, shall have occurred, provided that any material amendment to the proposed terms and conditions of the Refinancing shall require the prior written approval of each of the Vendors, acting reasonably;

(vi)         each of the Vendors and CSRI, respectively, shall have entered into a governance agreement with CSR, a form of which is attached as Schedule 4.1(f) to the Purchase Agreement, with respect to the manner in which the affairs of the Company, including its operating subsidiaries, shall be conducted;

(vii)        CBC shall have received the approval from the Governor in Council to proceed with the Combination Transaction; and

(viii)       no Claim shall be pending or threatened by any Authority, and no Law shall be in force, to restrain or prohibit the completion of the Combination Transaction.

The obligation of CSR to complete the Combination Transaction is also subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions:

(ix)          all representations and warranties of Sirius and the Vendors set forth in the Purchase Agreement shall have been true and correct in all respects, without regard to any materiality or Sirius Material Adverse Change qualification contained therein, as of the date of the Purchase Agreement (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) unless the failure or failures of all such representations and warranties to be so true and correct would not, collectively, reasonably be expected to result in a Sirius Material Adverse Change (this exception does not apply in respect of the representations and warranties of the Vendors regarding title to the Purchased Securities, which must be true and correct as of the Closing);

(x)            Sirius and each of the Vendors shall have performed or complied in all material respects with all of their respective obligations, covenants and agreements in the Purchase Agreement which are to be performed or complied with by them at or prior to the Closing;

(xi)          Sirius’ CRTC license shall not have been terminated or rescinded,
(xii)         Sirius shall not be Insolvent, and
(xiii)        no Sirius Material Adverse Change shall have occurred.

The obligation of Sirius and each of the Vendors to complete the Combination Transaction is also subject to the satisfaction of or compliance with, at or before the Closing, each of the following conditions:

(xiv)        all representations and warranties of CSR set forth in the Purchase Agreement shall have been true and correct in all respects, without regard to any materiality or Buyer Material Adverse Change qualification contained therein, as of the date of the Purchase Agreement (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) unless the failure or failures of all such representations and warranties to be so true and correct would not, collectively, reasonably be expected to result in a Buyer Material Adverse Change (this exception does not apply in respect of the representations and warranties of CSR regarding the Consideration Shares being duly authorized and validly issued as fully paid and non-assessable, which must be true and correct as of the Closing);

(xv)         CSR shall have performed or complied in all material respects with all of its obligations, covenants and agreements in the Purchase Agreement which are to be performed or complied with by it at or prior to the Closing;

(xvi)        CSR’s CRTC license shall not have been terminated or rescinded,

(xvii)       CSR shall not be Insolvent, and

(xviii)      no Buyer Material Adverse Change shall have occurred.

Representations and Warranties

The Purchase Agreement contains a number of representations and warranties of each of CSR and Sirius customary for a transaction of this type relating to, among other things: (i) corporate formation and authority to enter into the Purchase Agreement, (ii) non-contravention of other agreements, obligations or laws, (iii) enforceability of their respective obligations, (iv) required consents, (v) capitalization, (vi) compliance with all licences, permits and authorizations, (vii) maintenance of books and records, (viii) preparation of financial statements in accordance with GAAP, (ix)  declaration or payment of dividends or other distributions relating to their shares other than as contemplated under the Purchase Agreement, (x) operating metrics as of the year-to-date period ended August 31, 2010, (xi) absence of undisclosed liabilities, (xii) tax matters, (xiii) absence of certain changes or events, (xiv) title to assets and summary of fixed assets, (xv) leased and owned real property, (xvi) litigation, (xvii) non-arm’s length transactions, (xviii) material contracts, (xix) environmental matters, (xx) employment matters and benefit plans, (xxi) insurance, (xxii) intellectual property, (xxiii) accounts receivable, (xxiv) use of brokers in connection with the Combination Transaction, and (xxv) absence of knowledge of any fact that may cause or could reasonably be expected to cause a Sirius Material Adverse Change or a Buyer Material Adverse Change, as applicable.

The representations and warranties made by CSR and Sirius, respectively, do not survive the Closing of the Combination Transaction (with the exception of the representation and warranty made by the Company with regard to the Consideration Shares being duly authorized and validly issued as fully paid and non-assessable) and terminate on the earlier of the date of Closing or the date the Purchase Agreement is terminated in accordance with its terms.

Each of the Vendors have also provided representations and warranties (on a several basis) with regard to: (i) corporate formation and authority to enter into the Purchase Agreement, (ii) title to Purchased Securities, (iii) non-contravention of other agreements, obligations or laws, (iv) enforceability of their respective obligations, (v) litigation, (vi) residence, (v) use of brokers in connection with the Combination Transaction, and (vi) absence of knowledge of any fact that may cause or could reasonably be expected to cause a Sirius Material Adverse Change.

The representations and warranties made by the Vendors, respectively, do not survive the Closing of the Combination Transaction (with the exception of the representation and warranty regarding title to the Purchased Securities) and terminate on the earlier of the date of Closing or the date the Purchase Agreement is terminated in accordance with its terms.

Covenants

In the Purchase Agreement, each of CSR and Sirius have agreed to certain customary negative and affirmative covenants relating to the operation of their respective businesses between the date of the Purchase Agreement and the date of Closing. Each party has covenanted in favour of the other party that it will, among other things, carry on business in the Ordinary Course and use commercially best efforts to maintain its goodwill and preserve its business and its relationships. Each party has also agreed to certain restrictions on its activities, including, among other things, limitations on its financing activities, capital expenditures, changes in its capital structure, and its ability to enter into contracts and certain transactions. Each party must also, among other things, use commercially best efforts to continue in force all policies of insurance maintained by or for its benefit, and conduct its business in a manner that preserves the Required Cash Balance.

In addition, CSR has agreed that, except in the ordinary course and without the prior written consent of Sirius, it will not incur or guarantee any obligations individually or in the aggregate in excess of C$5,000,000 (exclusive of any draw-downs on existing credit facilities), provided that any amounts in excess of C$250,000 that remain outstanding at the Closing of the Combination Transaction will be deducted from the Company’s Closing Cash Balance and any such amounts will be subject to prior consent from Sirius XM. Sirius, on the other hand, agreed that it will not incur or guarantee any obligations individually or in the aggregate in excess of C$250,000.

Refinancing of CSR’s Indebtedness

Prior to the Closing, CSR shall use commercially best efforts to take such actions as are necessary to complete the Refinancing of its Indebtedness. The Refinancing shall include the issuance by CSR of New Notes via an Exchange Offer and a concurrent Private Placement, such that immediately following Closing of the Combination Transaction there will be up to C$130 million - C$150 million total New Notes outstanding. The net proceeds of the Private Placement will be used to fund the cash payments in exchange for CSR’s Existing Notes, repay the outstanding balance on the XM Credit Facility and certain outstanding subordinated promissory notes, and for working capital and general corporate purposes. The New Notes will (i) be unsecured obligations of the Company, (ii) be jointly and severally and fully and unconditionally guaranteed by all of the Company’s current and future restricted subsidiaries, and (ii) rank equal in right of payment with all existing and future senior indebtedness, and senior in right of payment to any future subordinated indebtedness.

Shareholders Meeting

The Company will establish a record date no later than January 10, 2011 and  will duly call and give notice of the Meeting and as promptly as practicable (in any event prior to February 28, 2011) convene and hold the Meeting. The Company has agreed to solicit from its shareholders proxies in favour of approval of the issuance of the Consideration Shares and to use commercial best efforts to obtain the Shareholder Approval. The Company is responsible for the preparation of the Circular and other materials in connection with the Meeting and for filing all Meeting materials where such documents are required to be filed. Sirius and its counsel will have a reasonable opportunity to review and comment on the Meeting materials and the Company has agreed to give such comments consideration. All parties have agreed that they will ensure that none of the information relating to such parties included in the Meeting materials will contain a misrepresentation.

Regulatory Approvals

Each of CSR, Sirius and the Vendors have agreed to use commercially best efforts to obtain all of the required Regulatory Approvals (including but not limited to CRTC Approval, Competition Act Approval and TSX Approval) as promptly as reasonably practicable and will cooperate with each other in doing so and consider in good faith each others’ views. CSR and Sirius will keep each other fully and promptly informed of all oral and written communications from any authority in respect of the Regulatory Approvals. CSR, Sirius and the Vendors will use commercially best efforts to attempt to resolve any objections from any Authority with respect to the Purchase Agreement.

Mutual Cooperation

Each of the parties to the Purchase Agreement has also agreed to use its commercially best efforts to take, or cause to be taken, all reasonable actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Combination Transaction and to cooperate with each other in connection with the foregoing, including using commercially best efforts, among other things:
(i)           to obtain, as promptly as reasonably practicable, from any Authority or any other third party all necessary consents, approvals and authorizations as are required to be obtained in connection with the Purchase Agreement and the consummation of the Combination Transaction;

(ii)           to defend all lawsuits or other legal proceedings challenging the Purchase Agreement or the consummation of the Combination Transaction;
(iii)          to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Combination Transaction;
(iv)          to effect all necessary registrations and other filings and submissions of information requested by Authorities or required under any Law applicable to the Combination Transaction; and
(v)          to satisfy (or to cause the satisfaction of) the conditions set out under “Conditions”, to the extent the same is within its control.

Termination

The Purchase Agreement may be terminated and the transactions contemplated thereby may be abandoned, at any time prior to the Closing by CSR or Sirius (on behalf of Sirius and the Vendors), as the case may be:
(i)by mutual consent of CSR and Sirius;

(ii)           by CSR or Sirius if:

  (A)        Closing does not occur by November 24, 2011, provided that this right to terminate is not available to any party whose failure to fulfill any obligation under the Purchase Agreement is the cause of such failure to close;

  (B)         there shall be passed any applicable Law that makes consummation of the Combination Transaction illegal or otherwise prohibited; or
  (C)         the Shareholder Approval is not obtained at the Meeting;

(iii)         by CSR if Sirius or the Vendors shall have breached any of their respective representations, warranties, covenants or agreements under the Purchase Agreement such that the conditions (including after applicable cure periods) described under “Conditions”, paragraphs (ix) and (x), would not be satisfied, provided that CSR is not then in material breach of the Purchase Agreement so as to cause any of the conditions described under “Conditions”, paragraphs (xiv) and (xv), to not be satisfied;

(iv)          by Sirius if CSR shall have breached any of its representations, warranties, covenants or agreements under the Purchase Agreement such that the conditions (including after applicable cure periods) described under “Conditions”, paragraphs (xiv) and (xv), would not be satisfied, provided that Sirius and each of the Vendors is not then in material breach of the Purchase Agreement so as to cause any of the conditions described under “Conditions”, paragraphs (ix) and (x), to not be satisfied;

(v)          by CSR or Sirius if, after applicable cure periods, the other party’s CRTC license is terminated or rescinded, if the other party becomes Insolvent, or if a Buyer Material Adverse Change occurs or a Sirius Material Adverse Change occurs, as applicable; or

(vi)         by Sirius if, after applicable cure periods, the directors of CSR shall have failed to publicly recommend that the Company’s shareholders vote in favour of the matters requiring Shareholder Approval or shall have withdrawn or qualified, amended or modified in a manner adverse to the Vendors such recommendation.

Fees and Expenses

Except as otherwise provided in the Purchase Agreement, on or prior to the date of Closing, CSR and Sirius and the Vendors have agreed that they shall pay their respective legal, accounting and other professional advisory fees, broker fees, costs and expenses incurred in connection with the negotiation, preparation or execution of the Purchase Agreement and all documents and instruments executed or delivered pursuant to this Agreement, as well as any other costs and expenses incurred.

Summary of Voting Agreement

The following discussion describes certain material provisions of the Voting Agreement and is subject to, and qualified in its entirety by reference to,  the Voting Agreement, a copy of which is available on SEDAR at www.sedar.com.  All capitalized terms used in this summary and not otherwise defined in this Material Change Report have the meanings ascribed to them in the Voting Agreement.

Contemporaneously with the signing of the Purchase Agreement, CSRI, which currently holds a 77.0 per cent voting interest in CSR, entered into the Voting Agreement with Sirius Canada Inc., the Vendors and XM, a wholly owned subsidiary of Sirius XM, pursuant to which CSRI has committed to vote its shares of CSR in favour of the Combination Transaction, subject to certain terms and conditions.

Agreements with CSRI and XM

Each of CSRI and XM, in their capacity as shareholders of CSR, respectively, have agreed, among other things, that it shall:

(i)            on or before the fifth Business Day prior to the Meeting, duly complete and cause forms of proxy in respect of all of the shares of CSR owned by it to be validly delivered in support of the Shareholder Approval, and will not withdraw those forms of proxy;

(ii)           not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey, any of its shares of CSR or any right or interest therein (legal or equitable) to any person or group or agree to do so;

(iii)          not grant or agree to grant any proxy or other right to vote its shares of CSR, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to its shares of CSR that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Combination Transaction;
(iv)         not take any other action of any kind which might reasonably be expected to reduce the success of, or delay or interfere with the completion of, the Combination Transaction;

(v)           if any transaction other than the Combination Transaction is presented for approval of or acceptance by the securityholders of CSR, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of that transaction, or purport to tender or deposit into any such transaction any of its shares of CSR; and

(vi)         act reasonably and cooperate in:

  (A)         settling any revisions as may be necessary to the Registration Rights Agreement; or

 (B)         the termination of, and a release by such shareholder of all of its entitlements under, the Registration Rights Agreement and the negotiation, settlement and entering into of a similar registration rights agreement;

in each case, as prescribed by the Purchase Agreement and conditional upon completion of the Closing, in order to provide that, for a period of 180 days after the date of the Closing, each of the Vendors, CSRI and XM shall have been granted a one-time registration right with respect to its securities of CSR, which registration rights shall be in a form that is mutually agreeable among the Vendors and the Buyer Shareholders.
In addition, concurrent with and conditional upon completion of Closing, each of CSRI and XM have agreed to deliver a termination agreement in respect of the shareholders agreement in respect of CSR, as well as the Director Designation Agreement, and each of Sirius and the Vendors have agreed to deliver a termination agreement in respect of the shareholders agreement in respect of Sirius.

Representations and Warranties

The Voting Agreement contains representations and warranties of each of CSRI and XM relating to certain matters including, among other things: formation and authority, title to their respective shares of CSR, enforceability of obligations, non-contravention of constating documents and Laws, and litigation.

The Voting Agreement contains representations and warranties of each of Sirius and the Vendors (on a several basis) relating to certain matters including, among other things: formation and authority, title to their respective shares of Sirius and enforceability of obligations.

Termination

The Voting Agreement may be terminated at any time prior to the Closing:

(i)            by mutual consent of CSRI, XM and Sirius (on behalf of Sirius and the Vendors);

(ii)           by CSRI if:

  (A)         if there shall be passed any applicable Law that makes consummation of the Combination Transaction illegal or otherwise prohibited;

  (B)         the Purchase Agreement is amended without the prior written consent of CSRI in circumstances in which CSRI’s rights or interests under the Purchase Agreement are, or would with passage of time be, adversely affected by the amendment, or in circumstances in which CSRI is treated in a manner which unfairly disregards its rights or interests; or

  (C)         the Purchase Agreement has been terminated in accordance with its terms;

(iii)          by XM if:

  (A)         if there shall be passed any applicable Law that makes consummation of the Combination Transaction illegal or otherwise prohibited;

  (B)         the Purchase Agreement is amended without the prior written consent of XM in circumstances in which XM’s rights or interests under the Purchase Agreement are, or would with passage of time be, adversely affected by the amendment, or in circumstances in which XM is treated in a manner which unfairly disregards its rights or interests; or

  (C)         the Purchase Agreement has been terminated in accordance with its terms; and

(iv)         by Sirius (on behalf of Sirius and the Vendors) if the Purchase Agreement has been terminated in accordance with its terms.

Additional Information

A copy of this Material Change Report may be obtained by any securityholder of CSR upon request and without charge.

Copies of other CSR publicly filed documents, including its annual report on 20-F, its audited consolidated financial statements for the period ended August 31, 2010, together with the report of the auditors thereon, and management’s discussion and analysis of the Company’s financial condition and results of operations for fiscal 2010, are available on SEDAR at www.sedar.com.

CSR’s Circular to be mailed to shareholders in connection with the Meeting shall include, among other things, the information set out in this material change report, as well as additional disclosure required by applicable corporate and securities laws, including summaries of other ancillary agreements between the parties, as well as amendments to certain existing agreements between the parties, relating to, among other things, governance, the satellite radio license, programming and employment matters.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
None.
Item 8	Executive Officer
For further information regarding the matters described in this report, please contact: Michael Washinushi, Chief Financial Officer, at (416) 408-6000.
Item 9	Date of Report
December 1, 2010

Appendix “A”

See attached.

SIRIUS Canada and XM Canada Announce Merger

▪ Offers growth and opportunity for shareholders

▪ Provides consumers with accelerated technological innovation and enhanced content with "Best Of" programming opportunities

▪ Enables satellite radio to better compete in rapidly evolving audio entertainment industry

TORONTO, Nov. 24 /CNW/ - Canadian Satellite Radio Holdings Inc. (CSR), parent company of XM Canada (XM Canada) (TSX: XSR) and Sirius Canada Inc. (SIRIUS Canada) today announced they have entered into a definitive agreement to combine the companies in an all-stock merger of equals with a combined enterprise value of approximately $520 million, which includes long-term debt of approximately $130 million.

Under the terms of the agreement, Sirius Canada shareholders will be issued treasury shares of CSR representing a 58.0 per cent equity interest in CSR immediately following closing of the transaction. The approximate ownership interest in CSR following closing of the combination transaction will be as follows: CSRI Inc., an entity controlled by John Bitove, the chairman of CSR, 30.0 per cent voting interest (22.7 per cent equity interest); CBC/Radio-Canada 20.2 per cent voting interest (15.0 per cent equity interest); Slaight Communications 20.2 per cent voting interest (15.0 per cent equity interest); Sirius XM Radio Inc. (Sirius XM) (NASDAQ:SIRI) 25.0 per cent voting interest (37.1 per cent equity interest); with the remainder being widely held.

Subject to shareholder approval, following consummation of the combination transaction, CSR's board of directors will consist of nine directors, including two directors nominated by each of CSRI Inc. and Sirius XM, one director nominated by each of CBC/Radio-Canada and Slaight Communications and three independent members. John Bitove will be Chairman of CSR. Subject to CRTC approval of the transaction Mark Redmond, the current President and CEO of Sirius Canada, will be President and CEO and Michael Washinushi, the current CFO of XM Canada, will be CFO. Michael Moskowitz will remain as CEO of XM Canada and Jason Redman will remain as CFO of Sirius Canada through the approval process and transition.

 "This creates long-term shareholder value for CSR," stated John Bitove. "As a combined entity, XM Canada and Sirius Canada will deliver exceptional value to subscribers, and enhance the long-term success of satellite radio in Canada."

"The benefits of a merger are clear and together we'll be better able to create more growth and opportunity for shareholders, accelerate technological innovation and ensure that satellite radio is able to compete in the rapidly evolving audio entertainment industry," said Mark Redmond. "This combination is the next logical step in the evolution of satellite radio in Canada."

"The synergies and our intention to exchange the outstanding senior notes will create a significantly stronger balance sheet for the company, enabling us to further pursue high-return growth opportunities,"  said Michael Washinushi.

Together, Sirius Canada and XM Canada will create a stronger platform for future innovation within the audio entertainment industry through key content and programming relationships and distribution agreements with every major automaker and retailers nationwide. Subscribers will continue to be offered a broad range of commercial-free music, plus exclusive sports coverage, news, talk and entertainment programming and a best-of-both channel package over time.

The combination will create a leading Canadian media company and nationwide audio entertainment provider that will benefit from a highly experienced management team with extensive industry knowledge in media and broadcast operations, consumer electronics, customer care and subscriber management, automotive engineering and information technology.

The combined company will have a total subscriber base of over 1.7 million.  On a trailing 12-month basis, the combined company will have pro forma revenues in excess of $200 million, pro forma EBITDA of approximately $7 million, and long-term debt of approximately $130 million. The combination is expected to yield synergies of approximately $20 million within 18 months by allowing the combined company to better manage costs through improved efficiencies and greater economies of scale.

"This newly formed entity is good for Canadians and will create an opportunity for CBC/Radio-Canada to distribute its world-class content to a broader audience throughout North America," said Michel Tremblay, Senior Vice-President, Corporate Strategy and Business Partnerships, CBC/Radio-Canada.

"Our involvement with satellite radio has allowed Canadian artists to get exposure throughout North America and we are very excited about the opportunities that this merger creates for the future of audio entertainment in Canada," said Gary Slaight, President & CEO of Slaight Communications.

The companies will continue to operate independently until the transaction is completed. The transaction is subject to approval by CSR's shareholders (other than Sirius XM and its affiliates) at a special meeting anticipated to be held in February 2011, a refinancing of CSR's current indebtedness, regulatory review and approvals, including Canadian Radio-television and Telecommunications Commission approval, as well as the satisfaction of certain customary conditions for a transaction of this nature. Further details of the transaction will be included in a proxy circular to be mailed to shareholders in due course. The definitive purchase agreement will be available on SEDAR at www.sedar.com.

CSRI Inc., which currently holds a 77.0 per cent voting interest in CSR, has entered into a voting support agreement with Sirius Canada and its shareholders pursuant to which it has committed to vote its securities in favour of this transaction, subject to certain terms and conditions.

CSR's board of directors, based on the unanimous recommendation of a committee of independent directors, has recommended that security holders vote in favour of the transaction. National Bank Financial Inc. acted as financial advisor to CSR and the CSR Board of Directors. Canaccord Genuity Corp. acted as financial advisor to the CSR board of directors and the CSR committee of independent directors and has rendered an opinion, subject to the assumptions and limitations described therein, that the consideration to be paid pursuant to the transaction is fair, from a financial point of view, to CSR.

Sirius Canada's board of directors has unanimously approved the definitive agreement.  TD Securities acted as the exclusive financial advisor to CBC/Radio-Canada and provided financial advice to Sirius Canada shareholders.

In addition, as part of today's announcement CSR also announced its intention to exchange its outstanding unsecured senior notes of US$69.8 million for new unsecured senior notes of CSR with different terms. Holders representing a majority of the outstanding unsecured notes have agreed to negotiate in good faith the exchange offer circular and consent solicitation statement. Following the settlement of such documents, such holders have agreed to tender their notes in the exchange offer for the new unsecured senior notes of CSR and consent to proposed amendments to the indenture governing the outstanding unsecured senior notes. Concurrent with the closing of the exchange offer, CSR anticipates issuing additional new unsecured senior notes on a private placement basis to accredited investors - for a total of C$130 million of long term debt in the combined entity.  It is expected that the exchange offer and issuance of new unsecured senior notes will be completed contemporaneously with the closing of the combination transaction.

Conference Call Information
The companies will hold a joint conference call 2:00pm ET to discuss this announcement. The conference call can be monitored by dialing 888-231-8191 within Canada or 647-427-7450 internationally, access code 27254740.

About Canadian Satellite Radio Holdings Inc.
To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit www.xmradio.ca.

About SIRIUS Canada
To find out more about SIRIUS visit www.sirius.ca.

Forward Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and CSR assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the securities purchase agreement will receive all necessary approvals or that the proposed transaction will be completed. Additional information, including a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes, will be contained in CSR's filings with the Canadian securities regulators, available at www.sedar.com.

This press release does not constitute an offer to purchase or sell any securities or a solicitation of consents. Any offer to purchase or sell securities or solicitation of consents will be made by means of an offer to purchase or sell and consent solicitation statement and related letter of transmittal. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.

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For further information:

XM Canada

Media Relations
Environics Communications
Trish Tervit
416-969-2809
ttervit@environicspr.com

Investor Relations
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca

SIRIUS Canada
Jeff Roman
SIRIUS Canada Inc.
Tel: (416) 346-5157
Email: jroman@siriuscanada.ca

CBC/Radio-Canada
Angus McKinnon
Manager, Media Relations and Issues Management
CBC/Radio-Canada
613-288-6235
angus.mckinnon@cbc.ca

CO: XM Canada

CNW 13:28e 26-NOV-10